Parsons Behle & Latimer
A Professional Law Corporation

201 South Main Street
Suite 1800
Salt Lake City, Utah 84111
Telephone 801.532.1234
Facsimile 801.536.6111

Salt Lake City • Las Vegas • Reno

W. Mark Gavre

Direct Dial
(801) 536-6834
E-Mail
MGavre@parsonsbehle.com

July 13, 2007

VIA FACSIMILE AND U.S. MAIL

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, N.W., Suite 2100
Atlanta, GA 30363-1031

Re: John M. Hopkins and EAU

Dear Mr. Dow:

As legal counsel for John M. Hopkins, I am responding to your letter dated March 28, 2007. Your letter and the attached Form 8-K suggests that EAU Technologies, Inc. ("EAU") may attempt to deny Mr. Hopkins his severance under the rubric of an "offset" for certain supposed liabilities. There is no merit to this position. Mr. Hopkins is entitled to his full severance, and there are no applicable "offsets" that could possibly reduce his severance.

On May 26, 2006, Mr. Hopkins entered into a Separation Agreement with EAU which guaranteed him severance totaling $138,000, payable in six monthly installments of $11,500 each and a final lump sum payment of $69,000:

> The Company will pay you the total sum of $138,000, payable as follows: you will be paid six (6) monthly installments of $11,500 each on or before the first day of each month, commencing on the first day of the month following the Effective Time, you will be paid a lump sum of $69,000 on the six (6) month anniversary of the Effective Time. You will be solely responsible for payment of all taxes on these payments.

Separation Agreement at p. 1. For your convenience, a copy of the Separation Agreement is enclosed herewith.

The Separation Agreement also contains a global release of all claims in favor of Mr. Hopkins:

> The Company will unconditionally release you and your heirs, successors, personal representatives, attorneys, and all persons acting on behalf of them, from all claims, obligations, agreements, damages, losses or causes of action, including claims arising out of your employment with the Company. This is a general release and is intended to be very broad and to cover all claims of any nature, whether or not the Company knows that the claims exist at this time.

Separation Agreement at p. 2 (emphasis in original).

The Separation Agreement provided that Mr. Hopkins would be employed as President of the EAU until "on a future date to be determined by the Company" his employment would be terminated. Id. at p. 1. While it was originally anticipated that the termination would occur within 90 days of the execution of the Separation Agreement, EAU did not terminate Mr. Hopkins and he continued to work as President of EAU through December 31, 2006. Mr. Hopkins resigned as President on January 1, 2007, and resigned as an EAU director effective January 10, 2007.

As President, Mr. Hopkins worked in his office every day throughout 2006 with the exception of some vacation time he took during the holidays. He was paid his normal monthly salary throughout 2006 without interruption.

Throughout 2006, Mr. Hopkins spoke with customers, clients, partners and others as President of EAU and at the behest of EAU's acting CEO and CFO. Mr. Hopkins did a number of special projects for the acting CEO and worked to help maintain existing contracts, restore contracts, and reestablish other affiliate relationships during this time. Because it was a time of great company upheaval, EAU's acting CEO and CFO relied extensively on Mr. Hopkins to perform these and other executive tasks. All intra-company correspondence, memos, and other materials referred to Mr. Hopkins as EAU's President. EAU's acting CEO and CFO always referred to Mr. Hopkins as the Company's President.

Throughout 2006 Mr. Hopkins incurred various business expenses as EAU's President and was promptly reimbursed for those expenses by the Company. EAU continued to pay for Mr. Hopkins' automobile through the end of 2006. This was consistent with the Separation Agreement that provided that Mr. Hopkins would have a company-paid automobile as long as he was employed. Similarly, he received company-paid health insurance as an employee throughout 2006 and thereafter, again consistent with his status as an employee as provided in the Separation Agreement. Id. at p. 2. In sum, Mr. Hopkins was employed as President of EAU through December 31, 2006.

Your letter raises the issues of taxes on the compensation paid to Mr. Hopkins in 2005 and 2006. All applicable taxes have been paid. In any case, given the complete release of claims contained in the Separation Agreement, EAU cannot assert any claim against Mr. Hopkins or seek an offset based on past taxes.

Mr. Hopkins is entitled to his full severance. Given that six months have passed since his employment ended and no severance has been paid, Mr. Hopkins is entitled at this time to the full $138,000. Please have EAU immediately send the severance check in the full amount directly to Mr. Hopkins.

Thank you for your cooperation in this matter.

Very truly yours,

Parsons Behle & Latimer

W. Mark Gavre
Attorneys for John M. Hopkins

WMG/cmg
Enclosure
cc: John M. Hopkins